Western Wind Energy Corp.

Consolidated Financial Statements

(A Development Stage Company)

(Expressed in Canadian Dollars)

January 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Shareholders of Western Wind Energy Corp.

We have audited the accompanying consolidated balance sheet of Western Wind Energy Corp. (a development stage company) (the “Company”) as of January 31, 2006 and the related consolidated statements of operations and deficit and cash flows for the year then ended and for the period from January 5, 1998 (inception) to January 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as at January 31, 2005 and for the years ended January 31, 2005 and 2004, and the financial statements for the period from January 5, 1998 (inception) to January 31, 2004, were audited by other auditors who have ceased operations and whose reports dated May 25, 2005 and June 10, 2004, respectively, expressed unqualified opinions on those statements. The financial statements for the year ended January 31, 2005 and for the period from January 5, 1998 (inception) to January 31, 2004 included a net loss of $2,803,208 and $4,405,502, respectively. Our opinion on the statements of operations and deficit and cash flows for the period from January 5, 1998 (inception) to January 31, 2006, insofar as it relates to amounts for periods through January 31, 2005, is based solely on the reports of other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of Western Wind Energy Corp. as at January 31, 2006 and the results of its operations and its cash flows for the year then ended and for the period from January 5, 1998 (inception) through January 31, 2006 in conformity with Canadian generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Western Wind Energy Corp. will continue as a going concern. The conditions described in Note 1 raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Vancouver, Canada	/s/ Ernst & Young
September 1, 2006	Chartered Accountants
Western Wind Energy Corp.
(A Development Stage Company)
Consolidated Balance Sheets January 31, 2006 and 2005

(Expressed in Canadian Dollars)

	Note	2006	2005
Assets
Current Cash and cash equivalents		$5,922,795	$31,531
Refundable tax credits		56,348	69,169
Prepaid expenses and deposits		40,667	15,421

Total current assets		6,019,810	116,121
Construction in process	3	2,803,407	250,942
Investment deposit	13	-	172,020
Property and equipment deposits	4	839,819	-
Property and equipment	5	2,684,057	2,529,756
Intangible assets	6	-	375,000
Deferred charges	6	-	351,000

Total Assets		$12,347,093	$3,794,839

Liabilities
Current Accounts payable and accrued liabilities		$466,225	$121,136
Advance from Clean Power Income Fund	9	-	400,000
Loans payable	7	366,239	135,000
Note payable	8	42,626	58,558

Total liabilities		875,090	714,694

Contingencies and commitments	14	-	-
Shareholders’ Equity
Share Capital	10	21,490,117	8,981,033
Share subscriptions receivable	13	(129,100)	(335,208)
Contributed surplus	11	2,645,011	1,643,030
Deferred share bonus expense	13	(418,000)	-
Deficit accumulated in the development stage		(12,116,025)	(7,208,710)

Total shareholders equity		11,472,003	3,080,145

Total Liabilities and Shareholders Equity		$12,347,093	$3,794,839

Continued Operations	1

The accompanying notes are an integral part of these financial statements

On behalf of the board:

“Jeffrey Ciachurski”	“Claus Andrup”
Jeffrey Ciachurski	Claus Andrup
(Chief Executive Officer and Director)	(Director)
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Western Wind Energy Corp. (A Development Stage Company) Consolidated Statements of Operation and Deficit For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

		Period From	Year
		January 5, 1998	Ended	Year Ended	Year Ended
		(Inception) To	January	January 31	January 31
Note		January 31, 2006	31 2006	2005	2004
Expenses
Advertising and promotion		$205,506	$93,662	$95,547	$7,700
Amortization – deferred charges		2,625	-	-	2,625
Amortization – discount on promissory note		22,487	-	-	20,247
Amortization — equipment		103,109	51,360	32,157	15,306
Bonuses	13	1,087,353	1,087,353	-	-
Communications		390,439	283,664	106,775	-
Consulting and directors’ fees	13	2,108,829	539,706	457,127	363,266
Financing costs	13	329,435	256,935	72,500	-
Foreign exchange loss (gain)		37,258	38,339	(1,081)	-
Interest and bank charges		158,697	120,812	13,132	19,035
Management fees	13	515,925	131,725	142,200	79,000
Office and secretarial	13	537,264	129,026	93,358	113,590
Professional fees		1,262,409	397,392	246,393	279,910
Project costs		536,517	150,772	226,805	182,745
Regulatory fees		276,218	93,029	28,844	16,847
Rent	13	94,131	45,216	21,215	17,700
Stock-based compensation	10	1,972,911	329,881	900,466	321,541
Telephone		102,923	40,323	29,304	11,114
Travel and automotive	13	975,256	295,829	236,788	154,708

Loss before the following		(10,719,202)	(4,085,024)	(2,701,530)	(1,605,334)
Interest income		18,990	5,424	697	1,825
Loss on the sale of marketable securities		(2,156)	-	-	-
Write off of advances receivable	13	(89,796)	(89,796)	-	-
Write off of land leases and wind data	6	(828,375)	(726,000)	(102,375)	-
Write off of mineral claims		(541,007)	-	-	-
Write-down of marketable securities		(15,000)	-	-	-
Gain on sale of mineral claims		66,763	-	-	-
Gain on forgiveness of debt		5,767	-	-	-

Loss before income taxes		(12,104,106)	(4,895,396)	(2,803,208)	(1,603,509)
Income tax provision	12	11,919	11,919	-	-

Loss for the period		(12,116,025)	(4,907,315)	(2,803,208)	(1,603,509)
Deficit, beginning of period		-	(7,208,710)	(4,405,502)	(2,801,993)
Deficit, end of period		$(12,116,025)	$(12,116,025)	$(7,208,710)	$(4,405,502)

Loss per share – basic and diluted			$(0.28)	$(0.20)	$(0.15)
Weighted average number of common shares
outstanding — basic and diluted			17,256,697	13,924,833	10,875,543

The accompanying notes are an integral part of these financial statements.

The accompanying notes are an integral part of these financial statements.

Western Wind Energy Corp. (A Development Stage Company) Consolidated Statement of Cash Flows For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

	Period From	Year	Year Ended	Year Ended
	January 5, 1998	Ended	January 31	January 31
	(Inception) To	January	2005	2004
	January 31, 2006	31 2006
Cash flows from (used in) operating activities
Loss for the period	$(12,116,025)	$(4,907,315)	$(2,803,208)	$(1,603,509)
Add: items not involving cash:
Amortization – deferred charges	2,625	-	-	2,625
Amortization – discount on promissory note	22,487	-	-	20,247
Amortization — equipment	103,109	51,360	32,157	15,306
Bonuses paid in shares and to repay investment deposit	1,087,353	1,087,353	-	-
Financing fees settled by issuance of shares	319,435	256,935	62,500	-
Gain on sale of mineral claims	(66,763)	-	-	-
Gain on forgiveness of debt	(5,767)	-	-	-
Write off of land leases and wind data	828,375	726,000	102,375	-
Stock-based compensation expense	1,972,911	329,881	900,466	321,541
Loss on the sale of marketable securities	2,156	-	-	-
Write off of mineral rights	541,007	-	-	-
Write down of marketable securities	15,000	-	-	-
Legal expenses settled by the issue of shares	15,000	-	-	-

Change In Non-Cash Working Capital Items:	(7,279,097)	(2,455,786)	(1,705,710)	(1,243,790)
Refundable Tax Credits	(56,348)	12,821	(51,269)	5,434
Prepaid Expenses And Deposits	(40,667)	(25,246)	(8,560)	(6,111)
Accounts Payable And Accrued Liabilities	466,123	345,089	35,326	16,172
Net cash used in operating activities	(6,909,989)	(2,123,122)	(1,730,213)	(1,228,295)

Cash flows from (used in) financing activities
Shares issued for cash	19,862,962	11,797,024	1,791,831	2,653,593
Loans payable	366,239	231,239	135,000	-
Advances from (to) Clean Power Income Fund	-	(400,000)	400,000	-
Advances from (to) related party	5,767	-	(19,952)	(24,967)
Notes payable	42,626	(15,932)	(8,037)	(87,426)
Net cash used in financing activities	20,277,594	11,612,331	2,298,842	2,541,200

Cash flows from (used in) investing activities
Purchase of property and equipment	(2,787,167)	(205,661)	(561,029)	(867,691)
Construction in process	(2,803,407)	(2,552,465)	(250,942)	-
Property and equipment deposits	(839,819)	(839,819)	-	-
Investment deposit	(172,020)	-	-	(172,020)
Purchase of marketable securities	(43,500)	-	-	-
Acquisition of mineral rights	(191,072)	-	-	-
Deferred exploration	(349,932)	-	-	-
Proceeds from the sale of marketable securities	26,344	-	-	-
Proceeds on disposal of mineral rights	66,763	-	-	-
Increase in deferred charge	(351,000)	-	-	-
Net cash used in investing activities	(7,444,810)	(3,597,945)	(811,971)	(1,039,711)

Increase (decrease) in cash & cash equivalents	5,922,795	5,891,264	(243,342)	273,194
Cash and cash equivalents, beginning of period	-	31,531	274,873	1,679

Cash and cash equivalents, end of period	$5,922,795	$5,922,795	$31,531	$274,873

Supplemental disclosure of cash flow information:
Interest paid in cash	$133,169	$128,018	$5,151	$19,035
Income taxes paid in cash	-	-	-	-

The accompanying notes are an integral part of these financial statements.

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

1.	Nature of Business and Continued Operations

Western Wind Energy Corp. (the “Company”) is in the business of developing wind energy projects on properties either owned or leased by the Company in New Brunswick, California and Arizona. The Company holds these wind farm properties in North America through its wholly owned subsidiaries Eastern Wind Power Inc. (“EWP”), Verde Resources Corporation (“Verde”) and Aero Energy, LLC (“Aero”).

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The continued operations of the Company are dependent upon the ability of the Company to obtain necessary financing to complete the development and construction of the wind generated electrical projects and fund corporate overhead costs until future operations are profitable. Management’s plan in this regard is to raise equity financing as required.

2. Significant Accounting Policies

a)	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiary, EWP, and U.S. subsidiaries, Verde and Aero. All significant inter-company accounts and transactions have been eliminated.

b) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

c)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities at the purchase date of less than three months.

d) Property and Equipment

Land is recorded at cost plus site investigation, legal and title insurance costs.

Equipment consists of wind equipment, furniture and equipment, and vehicles. It is recorded at cost less accumulated amortization. Amortization is provided for over the estimated useful life of 5 years using the straight-line method.

e)	Construction in Process

Construction in process costs are costs incurred for the development of wind farm sites. These costs will be amortized over the expected useful life of the projects once the projects commence commercial operations. The recoverability of the capitalized costs is dependent on the Company’s ability to obtain financing to complete the development of such projects, meet its obligations under various agreements and the success of future operations or dispositions. As at January 31, 2006, the Company has not commenced commercial operations of any projects.

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

2. Significant Accounting Policies (Continued)

f) Income Taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under the liability method, future tax liabilities and assets are recognized for the estimated future tax consequences attributable to differences between the amounts reported in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted income tax rates expected to apply when the asset is realized or the liability settled. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

g) Long-lived Assets Impairment

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment losses are recognized when the carrying amount of long-lived assets exceed the sum of the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The impairment loss is determined as the amount by which the long-lived asset’s carrying amount exceeds its fair value.

h) Asset Retirement Obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which a reasonable estimate of such costs can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expenses using a systematic and rational method and is also adjusted to reflect period-to-period changes in the liability resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flow. As at January 31, 2006 and 2005, the Company did not have any asset retirement obligations.

i)	Foreign Currency Transactions

Transactions in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the time of the transaction. Monetary items expressed in foreign currencies are translated into the currency of measurement at the exchange rate in effect at the balance sheet date. The resulting exchange gains and losses are recognized in the income statement.

j)	Foreign Currency Translation

Assets and liabilities of foreign operations are translated into Canadian dollars at the exchange rates in effect at the balance sheet date for the monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Revenues and expenses are translated at the average exchange rates prevailing during the year except for amortization, which is translated at historical exchange rates. Gains and losses on translation are included in income (loss) for the period.

k)	Loss Per Share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted earnings per share amounts would be calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method, if the company had positive net earnings. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Shares held in escrow and contingently cancellable are excluded in the computation of basic loss per share until the conditions for their release are satisfied.

As the Company incurred losses for the year ended January 31, 2006, the stock options and share purchase warrants, as disclosed in note 10, were not included in the computation of loss per share as their inclusion would have been anti-dilutive.

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

2. Significant Accounting Policies (Continued)

l)	Stock based compensation

The Company follows the Canadian Institute of Chartered Accountants’ Handbook section 3870 for Stock-Based Compensation and Other Stock-Based Payments. Under CICA 3870, all stock option awards granted to employees and directors of the Company require the application of the fair value method, as recommended by the Canadian Institute of Chartered Accountants. All stock option awards granted to employees and directors of the Company after January 31, 2002 have been accounted for using the fair value method.

The fair value of stock options is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the options. The fair value of direct awards of shares is determined by the quoted market price of the Company’s stock.

3. Construction in Process

	2006	2005
Grand Manan 20 MW Project	$689,609	$250,942
Steel Park 15 MW Project	2,015,269	-
Windstar 120 MW project	98,529	-

	$2,803,407	$250,942

The Company has interests in the following 3 projects:

Grand Manan 20 MW Project

On September 29, 2004, the Company’s wholly owned subsidiary, EWP, entered into a formal and binding 20-year power purchase agreement (“PPA”) with New Brunswick Power that provides for the sale to NB Power of the available output of 20 Megawatts (MW) of wind power for a period of 20 years from its new wind farm to be located on Grand Manan Island, New Brunswick.

Steel Park 15 MW Project

On May 3, 2004, the Company’s wholly owned subsidiary, Verde, entered into a Master PPA with Arizona Public Service Company (“APS”), a company organized under the laws of the State of Arizona. Pursuant to the Master PPA, APS will purchase from Verde the available output of 15 MW’s of wind power for a period of 10 years from its new wind farm to be located near Kingman, Arizona.

Windstar 120 MW Project

In March 7, 2005, the Company’s wholly owned subsidiary, Aero, entered into a formal PPA with Southern California Edison Company (“Edison”) for the sale to Edison of the available output of up to 120 MW’s of wind power for a period of 20 years from its new wind farm located in Tehachapi, California.

The Company has incurred initial construction costs on these projects for the creation of roads, environmental impact and wind studies with respect to placement of the wind turbines, preliminary engineering and wind turbine acquisition.

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

4. Property and Equipment Deposits

	2006	2005
Windridge	$670,798	$-
Windstar	43,546	-
Steel Park	125,475	-

	$839,819	$-

Windridge

The Company has entered into an agreement to purchase the Windridge land and wind turbines and an assignment of a power purchase agreement with Edison for US$550,000 (CDN$657,250) (2005 — $nil) and has secured the purchase by advancing the cash portion of the purchase price to the title insurance company. In addition, the legal, title insurance and environmental report costs have been capitalized.

The purchase price of the wind farm is US$825,000 (CDN$985,875) payable by US$550,000 (CDN$657,250) on closing and the balance of US$275,000 (CDN$328,625) by a first mortgage convertible into shares at CDN$1.60 per share at the holder’s option.

Subsequent to the year end, on February 17, 2006, the purchase of the land and wind turbines and assignment of the power purchase agreement was completed.

Windstar

The Company entered into agreements to purchase land for the Windstar project in Tehachapi, California for US$36,440 (CDN$43,546). The funds to complete the purchase have been deposited with the title insurance company. The transaction to purchase land for the Windstar project has not completed. The transaction is expected to close on or about September 30, 2006.

Steel Park

The Company entered into an agreement to purchase land near Kingman, Arizona for US$1,585,000 (CDN$1,811,195). The purchase agreement provides for a non-refundable deposit of US$105,000 (CDN$125,475) on signing the agreement, a second non-refundable deposit of US$105,000 (CDN$119,595) on June 5, 2006 and the balance of US$1,375,000 (CDN$1,566,125) prior to December 5, 2006. The transaction is expected to close on or about September 30, 2006.

5.	Property and Equipment

		Accumulated	Net Book
	Cost	Amortization	Value
2006
Land	$2,453,406	$-	$2,453,406
Wind equipment	248,241	81,004	167,237
Furniture and equipment	52,833	17,160	35,673
Vehicles	32,686	4,945	27,741

	$2,787,166	$103,109	$2,684,057

2005
Land	$2,370,533	$-	$2,370,533
Wind equipment	151,274	44,164	107,110
Furniture and equipment	46,267	5,566	40,701
Vehicles	13,431	2,019	11,412

	$2,581,505	$51,749	$2,529,756

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

5.	Property and Equipment (Continued)

Land having an original cost of $188,023 is securing the note payable of $42,626 (see note 8). The Company granted a fixed and floating charge over all of its assets to the spouse of an officer and director for providing security for a US$500,000 letter of credit that was provided to Southern California Edison (see note 13i).

6.	Intangible Assets and Deferred Charges

The Company purchased wind data in 2002 for $375,000. The Company believes that the value of the intangible asset is impaired and has written off the carrying amount during the year.

The Company entered into a 50-year land lease on September 1, 2002. The lease provided for an advance payment of $351,000 plus royalties based on the revenues generated from the sale of electricity. The Company has decided not to develop the property and has written off the carrying amount of the prepaid lease during the year.

Comparatively, write-offs of wind data and land leases totalled $102,375 for the year-ended January 31, 2005, and $nil for the year ended January 31, 2004.

7. Loans Payable

The Company entered into an agreement to borrow US$550,000 (CDN$657,250) from a shareholder of the Company on August 12, 2005 to secure the purchase of land in California. The loan bears interest at 18% per year, payable quarterly and 82,500 shares were issued at a deemed price of $1.60 per share in connection with the transaction. The loan will be secured by a second charge on the land. The balance at January 31, 2006 was US$321,554 (CDN$366,239) (2005 — $nil). Subsequent to the January 31, 2006, the loan was repaid with accrued interest.

The Company entered into an agreement to borrow $135,000 from an arm’s length third party, bearing interest at a rate of 10% per annum, compounded annually, and due on February 28, 2005. In connection with obtaining the loan, the Company issued to the lender 15,000 common  shares and paid an administration fee of $10,000 in cash. The balance at January 31, 2006 was $nil (2005 — $135,000), as the loan was paid in full during the year.

8. Note Payable

The note payable of $42,626 (2005 – $58,558) represents the amount due to an arm’s length third party. The note payable is secured by a first charge on property having an original cost of US$111,000, bears interest at a rate of 10% per annum and is due on demand. Subsequent to the year end, the note payable was repaid in full.

9.	Advance From Clean Power Income Fund

In 2004, the Company entered into a joint venture agreement with Clean Power Income Fund (“Clean Power”) to develop the Grand Manan 20 MW Project. Clean Power advanced the Company $400,000 to finance the development of the project. During the year, parties agreed not to proceed with the joint venture and the Company repaid the loan with interest at 5% per year.

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

10. Share Capital

a)	Authorized: Unlimited common shares without par value.

Unlimited class A preferred shares without par value.

b)	Issued: Common shares

	Shares	Amount
Balance, January 31, 2004	12,141,491	$6,755,996

Cash transactions:
Exercise of warrants, ranging from $0.50 to $1.30 per share	1,797,533	1,470,770
Exercise of stock options, ranging from $0.20 to $0.35 per share	207,500	64,375
Private placement at $3.00 per unit, net of issuance costs of $6,000	21,000	57,000
Private placement at $1.50 per unit, net of share issuance cost of $77,850	432,161	570,392

	2,458,194	2,162,537

Non-cash transactions:
Issuance of shares in connection with a loan	15,000	22,500
Issuance of shares for services	31,250	40,000

	46,250	62,500

	2,504,444	2,225,037

Balance, January 31, 2005	14,645,935	8,981,033

Cash transactions:
Private placement at $0.82 per share, net of issuance costs of $15,000	1,181,148	953,541
Exercise of warrants at $1.60 per share	227,000	363,200
Exercise of options at $0.20 per share	55,000	11,000
Exercise of warrants at $1.80 per share	5,000	9,000
Private placement at $1.50 per share net of issuance costs of $109,520	6,856,133	10,174,680
Exercise of options at $1.20 per share	30,000	36,000
Exercise of warrants at $1.03 per share	365,853	376,828

	8,720,134	11,924,249

Non-cash transactions:
Bonus shares in connection with a letter of credit at a deemed price of $1.50 per share (see note 13i)	83,290	124,935
Issue of shares to pay management bonus to an officer and director at a deemed price of $1.64 per share (see note 13e)	182,930	300,000
Bonus shares in connection with a debt financing at deemed price of $1.60 (see note 13h)	82,500	132,000
Transfer from contributed surplus on exercise of stock options	-	27,900

	348,720	584,835

	9,068,854	12,509,084

Balance, January 31, 2006	23,714,789	$21,490,117

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

10. Share Capital (Continued)

c)	750,000 shares are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction. The escrow period for these shares is complete and the officers and directors entitled to the shares no longer have any continuing service requirements in order to obtain those shares. However, no application has yet been submitted for the release of the shares from escrow. The release is subject to the approval of the Superintendent of Brokers or the TSX Venture Exchange. The escrow shares can be cancelled if they are not issued before April 29, 2009, the Company has been subject to a cease trade order for two years or the cancellation of the escrow shares is a condition to the consent of a major reorganization of the Company.

In addition, 121,953 shares are held in escrow, subject to the recipient’s continued service, as a director or employee of the Company, and are to be released over the period to October 26, 2007 pursuant to the escrow agreement.

d) Share purchase warrants outstanding as at January 31, 2006:

Number of	Exercise	Expiry
Warrants	Price	Date
21,000 37,000 15,000 315,500 116,661 122,000 175,000 18,295 500,000 415,000 666,667 441,133 1,000,000 4,333,333	$4.00 1.60 2.10 2.10 2.10 1.03 1.03 1.03 1.03 1.80 (1st year) 2.20 (2nd year) 1.60 1.60 (1st year) 2.20 (2nd year) 1.60 1.60	February 4, 2006
May 5, 2006
August 16, 2006
September 3, 2006
December 13, 2006
March 1, 2007
March 9, 2007
March 10, 2007
March 31, 2007
June 15, 2006
June 15, 2007
October 24, 2007
December 5, 2007
December 5, 2008
January 27, 2008
January 31, 2008

8,176,589

Each warrant entitles the holder to acquire one common share of the Company.

Warrants granted during the year ended January 31, 2006 were granted in conjunction with private placements of common shares, and are exerciseable at the holder’s option. There are no conditions whereby the Company would have to settle the warrants in cash. The details of warrants granted during the year are as follows:

Number of	Exercise	Expiry
Warrants	Price	Date
122,000 175,000 384,148 500,000 415,000 666,667 441,133 1,000,000 4,333,333	$1.03 1.03 1.03 1.03 1.80 (1st year) 2.20 (2nd year) 1.60 1.60 (1st year) 2.20 (2nd year) 1.60 1.60	March 1, 2007 March 9, 2007 March 10, 2007 March 31, 2007 June 15, 2006 June 15, 2007 October 24, 2007 December 5, 2006 December 5, 2007 January 27, 2008 January 31, 2008

8,037,281

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

10. Share Capital (Continued)

e)	The Company has a stock option plan (the “Plan”) and has allotted and reserved up to an aggregate of 3,199,675 common shares.

Each option entitles the holder to acquire one common share at its exercise price and is being vested 25% immediately and 25% every six months thereafter until fully vested 18 months from the date of grant and expires 5 years from the date of grant.

In the third quarter of the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.33 per share. In the second quarter of the 2006 fiscal year, the Company granted 250,000 stock options to a consultant of the Company to acquire shares at $1.65 per share. The consultant was terminated and the exercise rights for the balance of the stock options (250,000 options at $1.65 per share) were cancelled.

During the year ended January 31, 2005, the Company granted 350,000 stock options to various employees, directors and consultants of the Company. Each option entitles the holder to acquire one common share at exercise prices ranging from $1.44 to $1.52 per share.

The company recorded $329,881 of stock-based compensation expense on options vested in the year (2005 — $900,466; 2004 — $321,541).

A summary of stock option information as at January 31, 2006 is as follows:
		Weighted Average
	Shares	Exercise Price

Options granted at January 31, 2003	1,120,000	$0.83
Granted	750,000	2.23
Exercised	(57,500)	0.22

Options granted at January 31, 2004	1,812,500	1.57
Granted	350,000	1.45
Exercised	(207,500)	0.31

Options outstanding at January 31, 2005	1,955,000	1.55
Granted	500,000	1.49
Exercised	(85,000)	0.55
Expired/forfeited	(350,000)	1.52

Options outstanding at January 31, 2006	2,020,000	$1.54

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yrs.)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price

$0.01-$1.00	300,000	1.50	$0.80	300,000	$0.80

$1.01-$2.00	1,470,000	2.16	$1.53	1,282,500	1.43

$2.01-$3.00	250,000	2.76	$2.43	250,000	2.43

	2,020,000	2.50	$1.54	1,832,500	$1.46

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

10. Share Capital (Continued)

e)	The fair value of each option granted has been estimated as of the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-interest rate of 4.00% (2005 — 4%; 2004 — 3%), dividend yield 0% (2005 — 0%; 2004 — 0%), volatility of 76% (2005 — 79%; 2004 — 59%) and expected lives of approximately 5 years (2005 — 5 years; 2004 — 5 years). The weighted average fair value of stock options granted during the year ended January 31, 2006 was $1.06 (2005 - $0.89; 2004 — $1.31).

11. Contributed Surplus

Contributed Surplus has changed as follows:	2006	2005
Balance, beginning of the year	$1,643,030	$742,564
Stock-based compensation expense	329,881	900,466
Bonus payable by issuance of 426,829 shares (see note 13d)	700,000	-
Transfer to share capital on exercise of stock options	(27,900)	-

	$2,645,011	$1,643,030

12. Income Taxes

Income taxes:	2006	2005	2004
Current	$11,919	$—	$—
Future	—	—	—

	$11,919	$—	$—

The items accounting for the difference between income taxes computed at the statutory rate of 34.46% (34.78% in 2005, 34.61% in 2004) and the provision for income taxes are as follows:

	2006	2005	2004
Earnings before income tax	$(4,907,315)	$(2,803,208)	$(1,603,509)

Computed tax recovery at statutory rate	$(1,691,061)	$(974,849)	$(554,959)
Increase (decrease) resulting from:
Permanent differences:
Meals and entertainment	9,318	9,599	5,368
Stock-based compensation	117,108	319,665	114,147
Foreign exchange translation gain/loss	84,934	(2,189)	135
Branch interest deduction limitation	17,570	-	-
State minimum taxes, net of federal benefit	7,866	-	-
Non-deductible legal fees	-	-	870
Change in valuation allowance	1,275,897	580,048	352,819
Difference between foreign exchange rate used	154,287	67,725	81,619
in converting change in valuation allowance Tax rate changes	(143,000)	-	-
Expired losses carryover	179,000	-	-

Income tax expense	$11,919	$-	$-

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

12. Income Taxes (Continued)

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future income taxes were as follows:

	2006	2005	2004
Future income tax assets:
Sponsorship fees	$5,378	$10,757	$16,135
Regulatory costs	26,420	-	-
Intangible assets	163	175	189
Share issuance cost	-	-	92
Bad debt	31,878	-	-
Net operating losses carry forward	3,155,202	1,894,689	1,261,961

	3,219,041	1,894,689	1,261,961

Future income tax liabilities:
Fixed assets	(5,456)	(6,739)	(3,831)
Intangible assets	(5,363)	(19,346)	(13,569)
Legal costs	(7,380)	-	-
Development costs	(50,350)	(26,725)	-
Share issuance cost	(33,570)	(11,786)	-

	(102,119)	(64,596)	(17,400)

Net FIT Asset (Liability) before valuation allowance	3,116,922	1,841,025	1,260,977
Valuation allowance	(3,116,922)	(1,841,025)	(1,260,977)

Net FIT Asset (Liability) after valuation allowance	$-	$-	$-

Reclassifications have been made to the January 31, 2005 balances for certain components of future tax assets and liabilities in order to conform to the current year presentation.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. As of January 31, 2006, the Company does not believe it meets the criteria to recognize deferred tax assets, and has accordingly provided a full valuation allowance.

At January 31, 2006, the Company has total net operating loss carry forwards for U.S. federal income tax purposes of approximately $6.4 million which expire at various times commencing in 2021. Net operating loss carry forwards may be subject to certain limitations under Section 382 of the Internal Revenue Code. For Canadian federal income tax purposes, the Company has total non capital loss carry forwards of approximately $2.0 million which expire at various times commencing in 2007.

The tax impact of the losses has not been recorded in the consolidated financial statements.

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

13. Related Party Transactions

a)	The following expenses were accrued/paid during the year to directors, officers, a significant shareholder and the spouse of a director of the Company:

	2006	2005	2004
Consulting and directors’ fees	$458,642	$172,335	$167,871
Bonuses	920,687	-	-
Management fees	131,725	142,200	46,000
Office and secretarial	37,000	30,000	36,700
Rent	26,000	-	17,700
Travel and automotive	34,139	35,415	19,372
Financing costs	256,935	-	-
Interest	98,407	-	-

	$1,963,580	$379,950	$287,643

b)	Subscriptions receivable (received) from the spouse of a director of the Company is $129,100 (2005 – ($20,000)).

c)	Write off of advances receivable of $89,796 (2005 — $nil; 2004 — $nil) relate to amounts that were allegedly embezzled by two former officers of the Company, which were set up as advances receivable and written-off during the year. The Company has commenced litigation against the two former officers. However, at this time, recoverability of the amounts written-off is uncertain.

d)	A bonus of $700,000 (2005 — $nil; 2004 — $nil) was awarded to a director and officer of the Company and will be settled through the issuance of 426,829 shares. Once issued, the shares will be held in escrow and are to be released, subject to the recipient’s continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $407,000 (2005 — $nil; 2004 — $nil) has been expensed in the year-ended January 31, 2006 and $293,000 (2005 — $nil) has been deferred and will be amortized to expense pursuant to the terms of the agreement.

e)	The Company paid a bonus of $300,000 (2005 — $nil; 2004 — $nil) to an officer and director through the issue of 182,930 shares at a deemed price of $1.64. The shares are held in escrow and are to be released, subject to the recipient’s continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $175,000 (2005 — $nil; 2004 — $nil) has been expensed in the year ended January 31, 2006, and $125,000 (2005 — $nil) has been deferred and will be amortized to expense pursuant to the terms of the agreement.

f)	Subscriptions receivable from an officer and director, a director and a former director of the Company is $nil (2005 — $335,208).

g)	The investment deposit receivable from an officer and director of $172,020 and share subscriptions receivable of $333,333 from an officer and director and a former director were paid by way of a bonus.

h)	A shareholder provided a loan of US$550,000 to the Company at an interest rate of 18% plus the issue of 82,500 bonus shares at a deemed price of $1.60 per share. Interest charged on the loan totalled US$40,851 (CDN$49,254) (2005 — $nil; 2004 — $nil).

i)	The spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison. The agreement provided for interest at 12% of letter of credit and the issue of 83,290 bonus shares at a deemed price of $1.50 per share. Interest charged on the letter of credit totalled US$40,767 (CDN$49,153) (2005 — $nil; 2004 — $nil).

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

14. Commitments and Contingencies

a)	The Company is committed to a land lease agreement with a lessor with respect to the wind power project in New Brunswick, Canada. The lease has a term of 30 years commencing December 10, 2002 and ending on December 10, 2032. As required by the agreement, the Company has initiated plans to commence the construction of permanent wind energy conversion facilities by October 31, 2006. The agreement required the Company to pay the lessor annual rent equal to:

•	1.55% of the actual annual sale revenue for the first 3 years after commencement of the “operation of the wind farm” on the permanent sites;

•	1.9% of the actual annual sales revenue for the 4th year to 7th year;

•	2.2% of the actual annual sales revenue for the 8th year to 11th year;

•	2.5% of the actual annual sales revenue for the 12th year to the end of lease term; and

•	If any additional revenue from the sale of CO2 emission reduction credit is generated, the Company shall pay the lessor additional annual rent at the rates set out above.

•	The Company has entered into a verbal understanding to pay the lessor an additional rent of 0.5% of annual sales revenue.

b)	In October 2004, the Company opened a Letter of Credit in favour of New Brunswick Power (“NBP”) for $200,000, which is valid until November 1, 2006. NBP can withdraw funds from the Letter of Credit if Eastern Wind Power does not commission the wind plant by October 31, 2006. Security for the Letter of Credit was provided by a third party. In the event that the wind plant is not commissioned by October 31, 2006, the Company will be liable for the $200,000. Management of the Company expects the commissioning date to be extended to November 2007.

c)	In April 2005, the Company opened a Letter of Credit in favour of Southern California Edison for USD$500,000 (CDN$639,500), which is valid until December 31, 2006 with an option by the Company to extend to December 31, 2008. The Letter of Credit was provided by the spouse of a director in consideration for a charge on the Company’s assets, interest of 12% of the undrawn amount and the issue of 83,290 common shares to the related party at a price of $1.50 per share.

Subsequent to the year end, a new Letter of Credit was established for US$1 million (CDN$1,139,000) and the original Letter of Credit was released. The new Letter of Credit is secured by US$1 million (CDN$1,139,000) in cash.

d)	The Company entered into an agreement on June 30, 2005 to purchase land, wind turbines and an assignment of a power purchase agreement expiring in 2014 for US$825,000. The Company placed US$550,000 in trust with a title insurance company and the balance of the purchase price will be paid by a first mortgage on the land convertible into shares at CDN$1.60 per share at the holder’s option with interest payable at 8% per year and due on February 17, 2008. The purchase was completed in February 2006.

e)	In January 2006, the Company entered into an Alliance Agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totalling $9,000,000 for 6,000,000 shares. The Alliance Agreement requires the Company to offer projects to Pacific Hydro for financing within certain geographic areas and requires Pacific Hydro to fund development and construction costs on projects that are satisfactory to them.

f)	In November, 2005, the Company entered into an agreement to purchase land near Kingman, Arizona for US$1,585,000 (CDN$1,811,195). The purchase agreement provides for a non-refundable deposit of US$105,000 (CDN$125,475) on signing the agreement, a second non-refundable deposit of US $105,000 (CDN $119,595) on June 5, 2006 and the balance of US$1,375,000 (CDN$1,566,125) prior to December 5, 2006. The Company has made both non-refundable deposit payments.

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

14.	Commitments and Contingencies (Continued)

g)	During the 2006 fiscal year, the Board of Directors approved the payment of bonuses totaling $1,350,000 by the issue of common shares at $1.64 per share. At the year end, $300,000 of the bonus was paid by the issue of 182,930 common shares of the Company and a further 426,829 shares having a deemed value of $700,000 have been approved but not issued. The remaining $350,000 was payable upon the successful completion of the Grand Manan Project. Subsequent to the year end, this bonus arrangement was cancelled and the officers of EWP were terminated for cause. The officers have initiated a lawsuit for the delivery of the bonus shares and payment of income taxes that may be payable as a result of the issue of the bonus shares. Management believes that the action is without merit; however the ultimate outcome is indeterminable.

h)	The Company is being sued by a former director of EWP for 50,000 stock options that were not authorized by the Company, and $6,000 in remuneration for services. Management believes that the action is without merit; however, the ultimate outcome is indeterminable.

i)	The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

j)	Subsequent to year-end, in March 2006, the Company entered into an agreement to purchase wind turbines from Mitsubishi Power Systems Inc. Subsequent to that transaction, the Company established Steel Park LLC, a joint venture company with Pacific Hydro Limited to develop the Steel Park 15 MW Project. In April 2006, the agreement was assigned to Steel Park, LLC. Pursuant to the operating agreement, Pacific Hydro Limited will be providing the funding to secure the balance of the turbine supply contract. The initial term sheet for the transaction was signed in November 2005.

k)	The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. In addition, certain of these individuals earned bonuses during the year.

If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for unremitted payroll taxes and source deductions and possible interest and penalties.

The Company has not been challenged on this issue, and as such no amounts have been accrued for any unremitted payroll taxes and source deductions, interest or penalties in these consolidated financial statements.

15. Non-cash Financing Activities

During the year ended January 31, 2006, the Company issued 83,290 shares at a deemed price of $1.50 per share in connection with the letter of credit for USD$500,000 provided to Southern California Edison and 82,500 shares at a deemed price of $1.60 per share were issued in connection with the US$550,000 loan to secure the purchase of the Windridge property.

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

16. Financial Instruments

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The fair values of cash and cash equivalents, refundable tax credits, deposits, accounts payable and accrued liabilities, advance from Clean Power Income Fund, loans payable and the note payable approximates their respective carrying values due to the short-term nature of these financial instruments.

The Company places its cash and cash equivalents with high credit rated financial institutions.

The Company is subject to foreign exchange risk since its wind development projects are primarily located in the US. The Company will generate US dollar revenues from its projects in the future, but raises funds denominated in Canadian dollars to invest in its US projects and incurs corporate overhead costs in Canadian dollars.

The Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

17. Subsequent Events

The Company entered into an agreement to purchase the common shares of a corporation that has a lease that expires in 2014 near Palm Springs, California, a 29.9 MW power purchase agreement with Edison expiring in 2011 and 460 Vestas wind turbines for US$13.4 million (CDN$15,262,600) (collectively “Mesa Wind Power”). The purchase will be financed by a loan from Pacific Hydro Limited for the entire purchase price and repayable in part no later than September 30, 2006 through a proposed share offering and the balance is due on December 31, 2006 with interest at LIBOR plus 6%. The proposed share offering would convert the portion of the loan into shares of the Company. If the Company fails to repay a portion of the loan by September 30, 2006, half the shares of Mesa Wind Power will be transferred to Pacific Hydro Limited.

If Pacific Hydro elects to participate in the Loan Repayment Private Placement and if shareholder approval is not obtained at the AGM, the Company, (if unable to otherwise repay the loan), will transfer one half of its ownership interest in the Mesa Wind Project to Pacific Hydro in full satisfaction of 50% of the balance owing under the loan on the date of transfer. If the Company fails to repay the remaining half of the Loan by December 31, 2006, Western Wind will transfer its remaining ownership interest in full and final satisfaction of the loan. The Company may repay the loan or any part of the loan at any time without penalty or bonus.

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

18. Segmented Information

The Company is involved in the acquisition and development of wind farms, primarily in Eastern Canada and the United States. The Company is in the development stage and, accordingly, has no reportable segment revenues or operating results for each of the 2006, 2005 and 2004 fiscal years.

2006	Canada	US	Total

Current assets	$5,986,110	$33,700	$6,019,810
Project development costs	689,609	2,113,798	2,803,407
Property and equipment deposits	-	839,819	839,819
Property and equipment	114,440	2,569,617	2,684,057

Total assets	$6,790,159	$5,556,934	$12,347,093

2005
Current assets	$116,121	$-	$116,121
Project development costs	250,942	-	250,942
Investment deposit	-	172,020	172,020
Property and equipment	87,203	2,442,553	2,529,756
Intangible assets	-	375,000	375,000
Deferred charges	-	351,000	351,000

Total assets	$454,266	$3,340,573	$3,794,839

19. Comparative Figures

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

20.	Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)

a)	These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP) which differ in some respects from generally accepted accounting principles in the United States (US GAAP).

b)	The significant differences between Canadian and US GAAP that affect the Company’s consolidated financial statements are summarized below:

c)	Reconciliation of Total Assets and Liabilities:

	2006	2005
Total assets per Canadian/US GAAP	$12,347,093	$3,794,839

Total liabilities per Canadian/US GAAP	$875,090	$714,694

d)	Reconciliation of Consolidated Statement of Operations Items:

	Year Ended	Year Ended	Year Ended
	January 31	January 31	January 31
	2006	2005	2004
Loss for the period (Canadian GAAP)	$(4,907,315)	$(2,803,208)	$(1,603,509)
Imputed interest	-	-	(1,950)

Loss and comprehensive loss for the period (US GAAP)	$(4,907,315)	$(2,803,208)	$(1,605,459)

Loss per share — basic and diluted (US GAAP)	$(0.28)	$(0.20)	$(0.15)
Weighted average number of common shares outstanding — basic and diluted	17,256,697	13,924,833	10,875,543

e)	The Consolidated Statement of Shareholders’ Equity, prepared in accordance with US GAAP as required, is presented as an additional schedule.

f)	Reconciliation of Consolidated Statement of Cash Flows items is not presented since there are no significant differences to report.

Western Wind Energy Corp. (A Development Stage Company) Notes to Consolidated Financial Statements (Continued) For the Years Ended January 31, 2006, 2005 and 2004

(Expressed in Canadian Dollars)

20. Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Continued)

g) Consolidated Statement of Changes in Shareholders’ Equity

						Total
			Share			Compre-
		Additional	Subscription		Total	hensive
		Paid-in	(Receivable)		Shareholders'	Net Income
	Shares	Capital	ReceivedDeficit		Equity	(loss)
Balance as at January 31, 2003	9,571,972	$4,473,409	$7,500	$(2,828,978)	$1,651,931	$-
Exercise of warrants at $0.75 to $1.30 per share	949,000	763,600	-	-	763,600	-
Private placement at $1.05 per share net of share issuance costs of $21,190	440,686	441,721	-	-	441,721	-
Shares issued in connection with Wind Farm Easement Agreement	100,000	105,000	-	-	105,000	-
Bonuses shares issued in connection with a promissory note	41,000	-	-	-	-	-
Private placement at $1.05 per share net of share issuance costs of $20,750	651,000	662,800	-	-	662,800	-
Exercise of stock options at $0.20 to $0.35 per share	57,500	12,625	-	-	12,625	-
Private placement at $1.05 per share	115,000	120,750	-	-	120,750	-
Private placement at $3.00 per share net of share issuance costs of $21,900	215,333	624,099	-	-	624,099	-
Imputed interest	-	1,950	-	-	1,950	-
Share subscriptions	-	-	27,998	-	27,998	-
Stock-based compensation	-	321,541	-	-	321,541	-
Components of comprehensive net income (loss) for the year	-	-	-	(1,605,459)	(1,605,459)	(1,605,459)

Balance as at January 31, 2004	12,141,491	7,527,495	35,498	(4,434,437)	3,128,556	-
Exercise of warrants at $0.50 to $1.30 per share	1,797,533	1,470,770	-	-	1,470,770	-
Exercise of stock options at $0.20 to $0.35 per share	207,500	64,375	-	-	64,375	-
Issuance of shares in connection with loan	15,000	22,500	-	-	22,500	-
Private placement at $3.00 per unit net of share issuance costs of $6,000	21,000	57,000	-	-	57,000	-
Private placement at $1.50 per unit net of share issuance costs of $77,850	432,161	570,392	-	-	570,392	-
Issuance of shares for services	31,250	40,000	-	-	40,000	-
Share subscriptions	-	-	(370,706)	-	(370,706)	-
Stock-based compensation	-	900,466	-	-	900,466	-
Components of comprehensive net income (loss) for the year	-	-	-	(2,803,208)	(2,803,208)	(2,803,208)

Balance as at January 31, 2005	14,645,935	10,652,998	(335,208)	(7,237,645)	3,080,145	-
Exercise of warrants at $1.60 per share	227,000	363,200	-	-	363,200	-
Private placement at $0.82 per unit net of issuance costs of $15,000	1,181,148	953,541	-	-	953,540	-
Exercise of options at $0.20 per share	55,000	11,000	-	-	11,000	-
Exercise of warrants at $1.80	5,000	9,000	-	-	9,000	-
Bonus shares at a deemed price of $1.60	82,500	132,000	-	-	132,000	-
Private placement at $1.50 per unit net of issuance costs of $109,520	6,856,133	10,174,680	-	-	10,174,680	-
Exercise of stock options at $1.20 per unit	30,000	36,000	-	-	36,000	-
Bonus shares at a deemed price of $1.60	83,290	124,935	-	-	124,935	-
Exercise of warrants at $1.03	365,853	376,828	-	-	376,829	-
Shares issued to pay bonus at $1.64	182,930	300,000	-	-	300,000	-
Share subscriptions received	-	-	335,208	-	335,208	-
Share subscriptions receivable	-	-	(129,100)	-	(129,100)	-
Stock-based compensation	-	329,881	-	-	329,881	-
Bonuses payable by issuance of shares	-	700,000	-	-	700,000	-
Deferred bonus expense	-	(418,000)	-	-	(418,000)	-
net income (loss) for the year	-	-	-	(4,907,315)	(4,907,315)	(4,907,315)

	23,714,789	$23,746,063	$(129,100)	$(12,144,960)	$11,472,003	-